UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934
(Amendment No. 1)

fashionmall.com, Inc.
(Name of Subject Company (issuer))

fashionmall.com, Inc.
(Names of Filing Persons (issuer))

Common Stock, $.01 Par Value
(Title of Class of Securities)

31186K106
(CUSIP Number of Class of Securities)

Benjamin Narasin,
Chairman and Chief Executive Officer
fashionmall.com, Inc.
575 Madison Avenue
New York, New York 10022
(212) 891-8075
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Kenneth Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue, 25th Floor
New York, New York 10017
(212) 935-3000

Calculation Of Filing Fee

Transaction valuation:			Amount of filing fee:
$3,041,500*			 $608.30**

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities
Exchange Act of 1934. This calculation assumes the purchase of 1,216,600 shares of Common Stock of fashionmall.com, Inc. at the maximum tender offer purchase price of $2.50 per share in cash.
**Previously paid.

[   ]  Check the box if any part of the fee is offset as
provided by Rule 011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

		Amount Previously Paid: N/A
		Form or Registration Number: N/A
		Filing Party: N/A
		Date Filed: N/A

[   ]  Check the box if the filing relates solely to
preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[   ]  going private transaction subject to Rule 13e-3.
[   ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:
[ ]


fashionmall.com, Inc., a Delaware corporation (the
"Company"), is filing this Amendment No. 1 to amend and supplement (the "Supplement") the Tender Offer Statement on
Schedule TO under Section 13(e) of the Securities Exchange
Act of 1934, as amended (the "Statement"), in connection with the offer by the Company to purchase up to 1,216,600 shares of its Common Stock, $.01 par value per share, on the terms and subject to the conditions described in the Offer to Purchase, dated July 2, 2001 (the "Offer to
Purchase"), and the related attachments thereto. The Offer to Purchase and the related Letter of Transmittal are filed as Exhibit (a)(1) and Exhibit (a)(2) to the Statement, respectively. The Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented from time to time, together and with all schedules and annexes thereto, constitute the "Offer."

The information in the Supplement is hereby incorporated by reference in response to all of the items of the Statement.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

Item 3 of the Statement is hereby amended and restated as follows:

The filing person is the subject company. The information under "Section 9. Information About Us" and "Section 10.
Information about our Directors, Executive Officers and
Controlling Shareholders" of the Offer to Purchase is incorporated herein by reference.

Item 12.  EXHIBITS.

Item 12 of the Statement is hereby amended to add
Exhibit (a)(9) attached hereto:

(a)(9) Supplement, dated July 16, 2001, to the Offer to
Purchase dated July 2, 2001 and the related Letter of Transmittal.




Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2001

fashionmall.com, Inc.

			by:
	/s/ Benjamin
Narasin


	Benjamin
Narasin

	Chairman and Chief
Executive Officer




FASHIONMALL.COM, INC.

SUPPLEMENT
DATED JULY 16, 2001
TO
THE OFFER TO PURCHASE FOR CASH
UP TO 1,216,600 SHARES OF ITS COMMON STOCK
AT A PURCHASE PRICE OF $2.50 PER SHARE
AND THE RELATED LETTER OF TRANSMITTAL


This document (the "Supplement") supplements and amends the Offer to Purchase by fashionmall.com, Inc. of up to 1,216,600 shares of its Common Stock, dated July 2, 2001
(the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Except as set forth in this Supplement, the terms and conditions of the offer remain as set forth in the Offer to Purchase and the Letter of Transmittal.

THE TIME BY WHICH SHAREHOLDERS MUST TENDER THEIR SHARES IN
ORDER TO BE ELIGIBLE TO RECEIVE PAYMENT PURSUANT TO THE
OFFER IS HEREBY EXTENDED TO 12:00 A.M., NEW YORK CITY TIME,
ON JULY 31, 2001, AT WHICH TIME THE OFFER WILL EXPIRE
UNLESS EXTENDED FURTHER BY US OR UNLESS THE OFFER IS
EARLIER TERMINATED BY US.

Page 1 of the Offer to Purchase is amended so that the last sentence of the last paragraph on the page is deleted in its entirety.

Page 4 of the Offer to Purchase is amended so that the fourth bullet point on the page now reads in its entirety as follows: "The purchase price of $2.50 per share is less than the amount offered by various third parties to purchase Fashionmall recently (though no formal tender offers were made by such parties). It should be noted, however, that Fashionmall's Board of Directors rejected all such offers. The first such offer, made in October of 2000 by SiteStar Corp. for all of the outstanding stock of Fashionmall at $3.00 per share, was rejected because of, among other things (i) skepticism over the seriousness of the offer, (ii) lack of interest in the offer by Benjamin
Narasin (who at the time of the offer held approximately
46% of Fashionmall's stock) and (iii) the fact that the offer did not appear to contemplate any payment to the holders of Fashionmall's preferred stock. The second such offer, made in December of 2000 by Narax, Inc. for all of the outstanding stock of Fashionmall at $3.50 per share, was rejected because of, among other things (i) the fact that the offer price was less than the book value per share at the time and (ii) the fact that the offer did not appear to contemplate any payment to the holders of Fashionmall's preferred stock. The third involved only discussions and no formal offer was made, but contemplated Fashionmall's tendering for its own shares using a substantial portion of its cash and then merging with another company.
Discussions terminated due to, among other things, concerns about the value of the stock which would remain in the hands of Fashionmall's stockholders after the proposed merger."

Page 7 of the Offer to Purchase is amended so that the first sentence following the bullet points on the page now reads in its entirety as follows: "Upon the terms and conditions of our offer, promptly after the expiration date, we will accept for payment and pay a single per share purchase price for 1,216,600 shares, subject to increase or decrease as provided in SECTIONS 1 and 14, if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn, at the Purchase Price of $2.50." In addition, the phrase "as soon as practicable after the expiration date" is hereby deleted and replaced with the phrase
"promptly after the expiration date" in each other place it appears in the Offer to Purchase or the Letter of Transmittal in the context of payment for tendered shares.

Page 13 of the Offer to Purchase is amended so that item
(iv) of the paragraph titled "MATERIAL ADVERSE CHANGE
CONDITION" now reads in its entirety as follows: "any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, might materially affect, the extension of credit by banks or other lending institutions in the United
States." In addition, the phrase "in the sole judgment of Fashionmall" is hereby deleted in each other place it appears in Section 13 (CERTAIN CONDITIONS OF THIS OFFER) of the Offer to Purchase in the context of the satisfaction or waiver of conditions of the offer.

The Letter of Transmittal is amended by deleting the sentence "the undersigned has read, understands and agrees to all of the terms of the Offer," which appears in item 4 under the heading "TENDER AND POWER OF ATTORNEY," and by adding in its place the sentence "I have received the Offer to Purchase, as amended by the Supplement dated July 16, 2001, and I agree to all of the terms and conditions of the Offer."